Filed by MarkWest Energy Partners, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: MarkWest Energy Partners, L.P.

Commission File No.: 001-31239

The following email was sent to MarkWest employees on November 2, 2015 by Frank Semple, Chairman, President and Chief Executive Officer.

Subject:  Status of MarkWest merger with MPLX

Body text:  All MarkWest Employees,

This is an exciting time for MarkWest. As you’re all aware, in July we announced our strategic combination with MPLX LP, a master limited partnership sponsored by Marathon Petroleum Corporation. Over the past three months, I’m sure you’ve heard quite a bit about this transaction and what it means for MarkWest, but I wanted to take a moment to provide an update on the merger process.

In August, we received notice that one regulatory hurdle has been cleared — early termination of the waiting period under the amended Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976. Receiving HSR clearance indicates that our strategic combination will not infringe on U.S. laws that seek to maintain fair and competitive markets where we will operate.  MPLX has also filed with the Securities and Exchange Commission (SEC) the Form S-4 Registration Statement, which contains details relating to the terms, unit distribution, amounts and other information relating to the transaction. Now that the SEC has completed its review and comment process, they have declared the registration statement effective and we are now able to move forward with the vote by our unitholders. Our board of directors has set a special meeting date of December 1, 2015 and we have mailed copies of the proxy cards to unitholders. Once voting is complete, we can effectively move forward into our next phase of growth.

Our combination with MPLX, along with the dedicated support of Marathon Petroleum as a sponsor, will allow us to unlock growth projects that are over-and-above those we could have achieved separately. MarkWest has established a best-in-class midstream position throughout many of America’s most productive resource plays, and together with a partner who can provide highly complementary downstream infrastructure we will continue to solidify our position as a premier operator in our industry today.

Advancing the success of our customers — those who depend on us to solve unique challenges and deliver highly creative solutions — remains our focus. Although the commodity price environment has created near-term challenges, the strength of our newly combined entity will greatly advance the ability to capture substantial long-term opportunities.

Our management team is excited about this transaction and the ability to create an incredibly powerful midstream company with an investment grade balance sheet and an unrivaled growth profile for many years to come. Thank you again for your continued support and I look forward to sharing additional updates as the merger process continues.

Frank

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements.” All statements other than statements of historical facts included or incorporated herein may constitute forward-looking statements that involve a number of risks and uncertainties. These statements may include statements regarding the proposed acquisition of the Partnership by MPLX, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and any other statements regarding the Partnership’s and MPLX’s future operations, anticipated business levels, future earnings and distributions, planned activities, anticipated growth, market opportunities, strategies and competition. All such forward-looking statements involve estimates and assumptions that are subject to a number of risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied in such statements. Factors that could cause or contribute to such differences include: factors relating to the satisfaction of the conditions to the proposed transaction, including regulatory approvals and the required approval of the Partnership’s unitholders; the parties’ ability to meet expectations regarding the timing and tax treatment of the proposed transaction; the possibility that the combined company may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all; the integration of the Partnership being more difficult, time-consuming or costly than expected; the effect of any changes resulting from the proposed transaction in customer, supplier and other business relationships; general market perception of the proposed transaction; exposure to lawsuits and contingencies associated with MPLX; the ability to attract and retain key personnel; prevailing market conditions; changes in the economic and financial conditions of the Partnership and MPLX; uncertainties and matters beyond the control of management; and the other risks discussed in the periodic reports filed with the SEC, including the Partnership’s and MPLX’s Annual Reports on Form 10-K for the year ended December 31, 2014 and the Partnership’s and MPLX’s Reports on Form 10-Q for the quarter ended June 30, 2015. These risks, as well as other risks associated with the Partnership, MPLX and the proposed transaction are also more fully discussed in the proxy statement and prospectus included in the registration statement on Form S-4 filed with the SEC by MPLX and declared effective by the SEC on October 29, 2015. The Partnership has mailed the proxy statement/prospectus to its unitholders. The forward-looking statements should be considered in light of all these factors. In addition, other risks and uncertainties not presently known to the Partnership or MPLX or that the Partnership or MPLX considers immaterial could affect the accuracy of the forward-looking statements. The reader is cautioned not to rely unduly on these forward-looking statements. The Partnership and MPLX does not undertake any duty to update any forward-looking statement except as required by law.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of the Partnership by MPLX. In connection with the proposed acquisition, the Partnership and MPLX have filed relevant materials with the SEC, including MPLX’s registration statement on Form S-4 that includes a definitive proxy statement and a prospectus and was declared effective by the SEC on October 29, 2015. Investors and security holders are urged to read all relevant documents filed with the SEC, including the definitive proxy statement and prospectus, because they contain important information about the proposed transaction. Investors and security holders are able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov, or for free from the Partnership by contacting Investor Relations by phone at 1-(866) 858-0482 or by email at investorrelations@markwest.com or for free from MPLX LP at its website, http://ir.mplx.com, or in writing at 200 E. Hardin Street, Findlay, Ohio 45840, Attention: Corporate Secretary.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or securityholder. However, the Partnership and its directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Partnership common units with respect to the proposed transaction. Information about the Partnership’s directors and executive officers is set forth in the proxy statement for the Partnership’s 2015 Annual Meeting of Common Unitholders, which was filed with the SEC on April 23, 2015 and the Partnership’s current reports on Form 8-K, as filed with the SEC on May 5, 2015, May 19, 2015 and June 8, 2015, and in the prospectus filed by MPLX on October 30, 2015 and the related Registration Statement on Form S-4, which was declared effective by the SEC on October 29, 2015. Information about MPLX’s directors and executive officers is available in MPLX’s Annual Report on Form 10-K filed with the SEC on February 27, 2015 and MPLX’s current report on Form 8-K, as filed with the SEC on March 9, 2015. To the extent holdings of Partnership securities have changed since the amounts contained in the definitive proxy statement filed by the Partnership, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the joint proxy statement and prospectus regarding the acquisition. These documents may be obtained free of charge from the SEC’s website http://www.sec.gov, or from the Partnership and MPLX using the contact information above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.